   FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA  94403-1906

July 18, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-9303

Attention:  Ms. Karen Rossotto

Re:       Franklin California Tax-Free Income Fund (the “Registrant” or “CA Tax-Free Fund”)

            File No. 333-212001

Dear Ms. Rossotto:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by you on July 12, 2016 to Kenneth L. Greenberg of Stradley Ronon Stevens & Young, LLP (“Stradley”) with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Franklin California Insured Tax-Free Income Fund (the “CA Insured Tax- Free Fund”) into the CA Tax-Free Fund.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 13, 2016 under Rule 488 (“Rule 488”) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Prospectus/Proxy Statement

1.         Text:  On page 4 of the “SUMMARY” section, the last sentence of the paragraph under the question “Why is the Transaction being proposed?” states:

Additionally, the Plan would combine a smaller fund with very limited growth prospects with a fund with a larger asset size that is open to investors, similar annual fund operating expenses, similar portfolio holdings and more favorable sales prospects.

Comment:  The sentence refers to “similar portfolio holdings.”  Consider adding brief disclosure that discusses the differences between insured municipal bonds and uninsured municipal bonds and whether shareholders will be losing any benefits by being invested in a portfolio of uninsured municipal bonds.

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Response:  In the question that follows the text that you cited, the third paragraph highlights the main differences between the Funds.  The Registrant has revised the third paragraph as follows:

The main difference between the portfolio strategies of the Funds is that the CA Insured Tax-Free Fund, consistent with its name, invests at least 80% of its net assets in insured municipal securities.  The CA Tax-Free Fund does not have this policy, but it may still invest in insured municipal securities (although not required to do so).  Historically, investing in insured municipal bonds was intended to mitigate some of the credit risk associated with the issuers of municipal securities in which the CA Insured Tax-Free Fund invested.  Municipal bond insurance added a layer of protection to a municipal bond investment by having an insurance company promise to pay interest and repay principal as it came due should the municipal issuer default or miss a payment.  In the aftermath of the 2008-2009 financial crisis, the benefit of purchasing insured municipal bonds versus uninsured municipal bonds has greatly diminished due to the credit rating downgrades of municipal bond insurers and related questions about the strength of the claims paying ability of such insurers.  Both Funds, however, buy municipal securities that are rated (or insured by an insurer rated) at the time of purchase in one of the top four ratings by a U.S. nationally recognized rating service (or comparable unrated securities).  In addition, the CA Tax-Free Fund has a fundamental policy requiring that at least 80% of its total assets be  investment grade securities.

2.         Text:  On page 4 of the “SUMMARY” section, the last sentence of the paragraph under the question “How will the Transaction affect me?” states:

However, the CA Tax-Free Fund may still invest in insured municipal securities (although not required to do so), and both Funds buy municipal securities that are rated (or insured by an insurer rated) at the time of purchase in one of the top four ratings by a U.S. nationally recognized rating service (or comparable unrated securities); however, the CA Tax-Free Fund has a fundamental policy requiring that 80% of its total assets be of investment grade securities.

Comment:  The word “however’ is used twice in the sentence.  Consider dividing the sentence into two sentences.

Response:  Revised as requested.

3.         Text:  On page 9, under the heading “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS— Are there any significant differences between the investment goals, strategies, and policies of the Funds?”, the third and fourth paragraph state:

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In addition, the CA Tax-Free Fund invests at least 80% of its total assets in investment grade municipal securities, and the CA Insured Tax-Free Fund invests at least 80% of its net assets in insured municipal securities that are insured by an insurance policy issued by a municipal bond insurer rated investment grade.

Thus, the main difference between the portfolio strategies of the Funds is that the CA Insured Tax-Free Fund, consistent with its Fund name, invests at least 80% of its net assets in insured municipal securities.  The CA Tax-Free Fund does not have this policy.  However, the CA Tax-Free Fund may still invest in insured municipal securities (although not required to do so), and both Funds buy municipal securities that are rated (or insured by an insurer rated) at the time of purchase in one of the top four ratings by a U.S. nationally recognized rating service (or comparable unrated securities); however, the CA Tax-Free Fund has a fundamental policy requiring that 80% of its total assets be of investment grade securities.

Comment:  Consider adding disclosure that discusses the differences between insured municipal bonds and uninsured municipal bonds and whether shareholders will be losing any benefits by being invested in a portfolio of uninsured municipal bonds.

Response:  The Registrant has revised the fourth paragraph as follows:

The main difference between the portfolio strategies of the Funds is that the CA Insured Tax-Free Fund, consistent with its name, invests at least 80% of its net assets in insured municipal securities.  The CA Tax-Free Fund does not have this policy, but it may still invest in insured municipal securities (although not required to do so).  Historically, investing in insured municipal bonds was intended to mitigate some of the credit risk associated with the issuers of municipal securities in which the CA Insured Tax-Free Fund invested.  Municipal bond insurance added a layer of protection to a municipal bond investment by having an insurance company promise to pay interest and repay principal as it came due should the municipal issuer default or miss a payment.  In the aftermath of the 2008-2009 financial crisis, the benefit of purchasing insured municipal bonds versus uninsured municipal bonds has greatly diminished due to the credit rating downgrades of municipal bond insurers and related questions about the strength of the claims paying ability of such insurers.  Both Funds, however, buy municipal securities that are rated (or insured by an insurer rated) at the time of purchase in one of the top four ratings by a U.S. nationally recognized rating service (or comparable unrated securities).  In addition, the CA Tax-Free Fund has a fundamental policy requiring that at least 80% of its total assets be investment grade securities.

4.         Text:  On page 9, under the heading “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS— Are there any significant differences between the investment goals, strategies, and policies of the Funds?” the fifth paragraph states:

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The CA Insured Tax-Free Fund has an explicit investment policy that requires it to invest at least 65% of its total assets in California municipal securities while the CA Tax-Free Fund does not.  The CA Tax-Free Fund may invest up to 35% of its total assets in municipal securities issued by U.S. territories, such as Puerto Rico, Guam and the U.S. Virgin Islands.  The CA Insured Tax-Free Fund may also invest in municipal securities issued by U.S. territories but is not subject to a percentage limitation.

Comment:  The last sentences states: “The CA Insured Tax-Free Fund may also invest in municipal securities issued by U.S. territories but is not subject to a percentage limitation.”  Revise the last sentence to reflect that the CA Insured Tax-Free Fund is also subject to the 35% limitation since the CA Insured Tax-Free Fund has an investment policy that requires it to invest at least 65% of its total assets in California municipal securities.

Response:  The disclosure has been revised so that it states: “The CA Insured Tax-Free Fund may also invest in municipal securities issued by U.S. territories but investment in U.S. territories is not a principal investment strategy of the CA Insured Tax-Free Fund.”

To add the “up to 35% of its total assets” language would create a false impression that the CA Insured Fund invests in securities issued by U.S. territories to a greater extent than it actually invests.  As of June 30, 2016, 0% of the CA Insured Fund’s investment portfolio was invested in U.S. territories.

5.         Text:  The table comparing principal investment risks on page 10, under the heading “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS— How do the principal investment risks of the Funds compare?”.

Comment:  Confirm that U.S. Territories risk is the only principal investment risk that applies to the CA Tax-Free Fund but not the CA Insured Tax-Free Fund.  Also consider whether any additional risks regarding investment in Puerto Rico need to be added.

Response:  The Registrant confirms that U.S. Territories risk is the only principal investment risk that applies to the CA Tax-Free Fund but not the CA Insured Tax-Free Fund.  As of June 30, 2016, only 3.11% of the CA Tax-Free Fund’s portfolio was invested in Puerto Rico obligations.  As of June 30, 2016, the CA Insured Tax-Free Fund had no investment in Puerto Rico obligations.  The following additional disclosure has been added to the section on Municipal Securities of U.S. Territories in the table on page  24 under the heading “COMPARISON OF INVESTMENT GOALS, STRATEGIES, POLICIES AND RISKS—How do the investment goals, strategies, policies and risks of the Funds compare?”:

Puerto Rico and its municipal issuers have continued to experience significant financial difficulties, creating additional strain on a commonwealth already facing economic stagnation and fiscal imbalances, including budget deficits, underfunded pensions, high unemployment, a decline in population, significant debt service obligations, liquidity issues, reduced access to financial markets, and repeated credit rating downgrades further below investment grade. The governor of Puerto Rico has publicly called for a restructuring of Puerto Rico debt obligations, and certain Puerto Rico issuers have repeatedly defaulted on bond payments while others continue to negotiate with creditors for a financial restructuring.  Additionally, the U.S. Congress approved legislation that establishes an oversight board, temporarily stays creditor legislation and provides for a restructuring process.  Any restructuring of some or all of the commonwealth’s debt, or a further decline in market prices of Puerto Rico debt obligations, may affect CA Tax Free Fund’s investments and its performance. The discussion above does not include all relevant facts or economic or political conditions that may affect the ability of municipal issuers to meet their debt obligations, and is subject to change without notice.  The information provided is based on data as of July 1, 2016, from historically reliable sources, but the investment manager has not independently verified it. This information could change quickly and without notice.

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Additionally, a cross-reference to the Puerto Rico risk disclosure has been added to the table on page 10.

6.         Text:  The fee and expense tables on pages 13 and 14, under the heading “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS— What are the fees and expenses of each Fund and what might they be after the Transaction?”

Comment:  Confirm that the expenses provided in the table comply with Form N-14’s Item 3 requirement to include a table showing the current fees for the registrant and the company being acquired and pro forma fees, if different, for the registrant after giving effect to the transaction using the format prescribed in Form N-1A for registered open-end investment companies.

Response:  The Registrant confirms that the expenses provided in the table comply with Form N-14’s Item 3 requirement to present the current fees.  Expense ratios reflect the annual fund operating expenses for the most recently completed fiscal year for each of the CA Insured Tax-Free Fund and CA Tax-Free Fund as reflected in each Fund’s current prospectus (i.e., the fiscal year end June 30, 2015 for the CA Insured Tax-Free Fund and March 31, 2016 for CA Tax-Free Fund).  The annual fund operating expenses of the CA Insured Tax-Free Fund for the fiscal year end June 30, 2015 and the fiscal year end June 30, 2016 are not materially different.

7.         Text:  The table on page  24 under the heading “COMPARISON OF INVESTMENT GOALS, STRATEGIES, POLICIES AND RISKS—How do the investment goals, strategies, policies and risks of the Funds compare?” which compares the principal investment strategies of the Funds.

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Comment:  Consider moving the table closer to the front of the proxy statement/prospectus.  Also in the comparison regarding “Municipal Securities of U.S. Territories,” revise the sentence regarding the CA Insured Tax-Free Fund to indicate that it is also subject to the 35% limitation since the CA Insured Tax-Free Fund has an investment policy that requires it to invest at least 65% of its total assets in California municipal securities.

Response:  The Registrant respectfully declines to move the table closer to the front of the proxy statement/prospectus.  The proxy statement/prospectus takes a layered approach to disclosure with summary information in the front of the proxy statement/prospectus and more detailed information provided further back in the proxy statement/prospectus.  As the information in the table is quite detailed, the Registrant prefers to leave the table where it is in the proxy statement/prospectus.

The Registrant intends to retain the statement that the CA Insured Fund invests in securities issued by U.S. territories but it is not a principal investment strategy.  To add the “up to 35% of total assets” language would create a false impression that the CA Insured Fund invests in securities issued by U.S. territories to a greater extent than it actually invests.  As of June 30, 2016, 0% of the CA Insured Fund’s investment portfolio was invested in U.S. territories.

8.         Text:  On page 25, under the heading “COMPARISON OF INVESTMENT GOALS, STRATEGIES, POLICIES AND RISKS—What are the principal risk factors associated with investments in the funds?”,  Focus Risk states:  “A Fund may invest more than 25% of its assets in municipal securities that finance similar types of projects, such as utilities, hospitals, higher education and transportation.  A change that affects one project, such as proposed legislation on the financing of the project, a shortage of the materials needed for the project, or a declining need for the project, would likely affect all similar projects, thereby increasing market risk.”

Comment:  Confirm that when a Fund invests in municipal securities that finance a similar type of project, such as utilities, hospitals, higher education and transportation, such similar project is considered an industry for industry concentration purposes.

Response:  When a Fund invests in municipal securities that finance a similar type of project, it does not consider such project as an industry for industry concentration purposes.  Consistent with SEC guidance, governments or their political subdivisions that issue tax-exempt municipal securities are not considered by the Fund to be members of any industry.  See Investment Company Act Release No. 9785 (May 31, 1977).  This position is disclosed in each Fund’s statement of additional information with regard to its industry concentration policy.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Kenneth L. Greenberg, Esq. at (215) 564-8149 or, in his absence, Amy Smith at (215) 564-8104.

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In connection with the Registrant’s responses to the SEC staff’s comments on the Registration Statement, as requested by the SEC staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Regards,

/s/ Karen L. Skidmore, Esq.

Secretary and Vice President

Franklin California Tax-Free Income Fund

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